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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: AirSensors, Inc.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)  16804 Gridley Place

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City, State and Zip Code  Cerritos, California 90703

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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   /X/ (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   /X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the course of auditing the registrant's financial statements for the fiscal year ended April 30, 1997, the registrant's auditors brought to the attention of management facts that may constitute the basis for an unasserted claim. Management confirmed the existence of those facts on July 25, 1997. On July 28, 1997 management engaged a law firm to perform an investigation and advise it concerning the possible unasserted claim. Because of the extent of the factual investigation required, the law firm could not, without unreasonable effort, complete the required investigation by July 29, 1997, the date on which registrant's Form 10-K for fiscal year 1997 is to be filed. As a result, the registrant is unable to complete its financial statements for the fiscal year ended April 30, 1997. The registrant anticipates this matter will be resolved within the next ten to fifteen days.



                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Thomas M. Costales                      (562)      860-6666
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               AirSensors, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  July 29, 1997                         By   /s/ Thomas M. Costales
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                                                     Thomas M. Costales
                                                     Chief Financial Officer
                                                     and Treasurer


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                   STATEMENT OF DAVIS WRIGHT TREMAINE LLP


     Davis Wright Tremaine LLP was engaged by AirSensors, Inc. on July 28, 1997 to perform an investigation and advise AirSensors, Inc. with respect to a possible unasserted claim. Because of the nature of the factual investigation, we could not, even with the exercise of extraordinary effort, complete the required investigation and provide our analysis to AirSensors, Inc. by July 29, 1997. We expect to complete our analysis within the next fifteen days.


     Dated:  July 28, 1997


                                                Davis Wright Tremaine LLP

                                                /s/ Davis Wright Tremaine LLP


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